EXHIBIT (a)(3)

TICKETS.COM, INC.

FORM OF CONFIRMATION TO OFFEREES ELECTING
TO PARTICIPATE IN THE OFFER TO EXCHANGE

To: Tickets.com option holder

This message confirms that on July 29, 2002, Tickets.com, Inc. (“Tickets”) canceled options to purchase      shares, which you submitted for exchange under your Letter of Transmittal (Election to Participate). Tickets will grant you new options to purchase      shares on or about January 30, 2003, subject to your continued employment with Tickets or one of its subsidiaries and the other terms set forth in the Offer to Exchange Certain Outstanding Options for New Options.

If you have any questions about this message, please contact Melissa Washington of the Human Resources Department of Tickets by email at or by telephone at (714) 327-5484.

Thank you,

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